

Mail Stop 6010

January 31, 2008

Mr. David E. Gable
Senior Vice President and Chief Financial Officer
KEMET Corporation
2835 KEMET Way
Simpsonville, South Carolina 29681

      RE: **KEMET Corporation**
              Form 10-K for the fiscal year ended March 31, 2007
              Filed May 30, 2007
              File No. 1-15491

Dear Mr. Gabel:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2007

Item 1. Business

Markets and Customers, page 7

1. We note your disclosure in Note 1 to your financial statements that two customers each accounted for more than 10% of your net sales in the fiscal years ended March 31, 2007, 2006, and 2005. In your future filings, please disclose the name of any customer and its relationship, if any, with you or any of your subsidiaries if sales to the customer by one or more segments are made in an aggregate amount equal to 10 percent or more of your consolidated revenues and the loss of such customer would have a material adverse effect on you and your subsidiaries taken as a whole. Refer to Item 101(c)(vii) of Regulation S-K. As appropriate, please expand your risk factors to describe any material risks to your operating results or financial condition if sales to your significant customers were to decline.

Management's Discussion and Analysis of Results of Operations and Financial Condition, page 20

Results of Operations, page 29

2. We see you indicate core business increased 15.1%, partially attributable to 2,700 new product introductions. We also see you indicate new product offering increased cost of goods sold by 8.7% but you do not quantify the impact new product introductions had on the change in sales. We note that your response (letter dated October 8, 2004) to our prior comment 1 in our letter dated September 24, 2004 indicated you would disclose the impact of new product introductions on both revenues and cost of sales. In all future filings, when significant, please quantify the impact new product introductions had on changes in sales.

3. It appears that $16.2 million of the increase in selling, general and administrative expenses is attributable to the EPCOS tantalum business unit integration. To this regard, please tell us and revise future filings to disclose which "special charges" are attributable to the increase in selling, general and administrative expenses.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones, Staff Attorney, at (202) 551-3602 or Tim Buchmiller, Legal Reviewer, at (202) 551-3645, if you have questions on other comments. In this regard, do not hesitate to contact Angela J. Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant